Exhibit 21.1

Subsidiaries of Energy & Exploration Partners, Inc.

Company	Jurisdiction of Organization
Energy & Exploration Partners, LLC	Delaware
Energy & Exploration Partners Operating GP, LLC	Texas
Energy & Exploration Partners Operating, LP	Texas